Exhibit 99.1

Trip.com Group Limited Reports Unaudited Second Quarter and First Half of 2026 Financial Results

SINGAPORE, September 15, 2026 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading global one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the second quarter and first half of 2026.

Key Highlights for the Second Quarter of 2026

•	International business delivered robust growth across all segments in the second quarter of 2026

-	Revenue on the Company’s international platform increased by over 50% year-over-year.

-	Inbound travel revenue increased at a high double-digit rate year-over-year.

•	The Company delivered solid results in the second quarter of 2026

-	Total net revenue for the second quarter of 2026 was RMB15.7 billion (US$2.3 billion), increased by 6% year-over-year.

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Diluted loss per ordinary share and per ADS was RMB3.89 (US$0.57) for the second quarter of 2026. Non-GAAP diluted earnings per ordinary share and per ADS was RMB7.27 (US$1.07) for the second quarter of 2026, up from RMB7.20 in the same period last year.

“Travel remains a fundamental consumer need, and we see significant long-term opportunities as travelers seek more personalized and rewarding experiences. Our strategic priorities remain clear: Globalization and Great Quality, or G2,” said James Liang, Executive Chairman. “Building on this foundation, we are advancing our proprietary AI capabilities across every stage of the travel journey to accelerate G2 and unlock new opportunities for growth. We are building a more differentiated and valuable global platform for travelers and partners, positioning us for the next phase of sustainable growth.”

“Trip.com Group delivered resilient performance in the second quarter, with inbound and world-to-world travel continuing to gain momentum as structural growth drivers,” said Jane Sun, Chief Executive Officer. “We see an opportunity to build a healthier ecosystem centered on value, experience, and service quality. We are expanding our offerings to include new travel and lifestyle experiences, while leveraging technology and international marketing to help partners differentiate and drive sustainable growth. We remain focused on disciplined execution and building the capabilities to capture these growth opportunities at scale.”

Second Quarter of 2026 Financial Results and Business Updates

For the second quarter of 2026, Trip.com Group reported total net revenues of RMB15.7 billion (US$2.3 billion), representing a 6% increase from the same period in 2025, primarily driven by resilient travel demand. Total net revenues for the second quarter of 2026 decreased by 3% from the previous quarter, primarily due to macro headwinds such as elevated energy prices and geopolitical volatility, alongside operational adjustments the Company implemented to align with evolving industry standards and compliance frameworks.

Accommodation reservation revenue for the second quarter of 2026 was RMB6.6 billion (US$969 million), representing a 6% increase from the same period in 2025, primarily driven by an increase in accommodation reservations, and partially offset by a contra-revenue imposed by the State Administration for Market Regulation of the People’s Republic of China (the “SAMR”). Accommodation reservation revenue for the second quarter of 2026 increased by 1% from the previous quarter.

Transportation ticketing revenue for the second quarter of 2026 was RMB5.4 billion (US$788 million), representing a 1% decrease from the same period in 2025 and a 12% decrease from the previous quarter, primarily due to macro headwinds such as elevated energy prices and geopolitical volatility.

Packaged-tour revenue for the second quarter of 2026 was RMB1.2 billion (US$171 million), representing an 8% increase from the same period in 2025, primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the second quarter of 2026 increased by 3% from the previous quarter, primarily driven by resilient travel demand, particularly during the holiday periods.

Corporate travel revenue for the second quarter of 2026 was RMB771 million (US$114 million), representing an 11% increase from the same period in 2025 and a 12% increase from the previous quarter, primarily driven by an increase in corporate travel reservations.

Cost of revenue for the second quarter of 2026 increased by 12% to RMB3.2 billion (US$466 million) from the same period in 2025 and decreased by 5% from the previous quarter, which was generally in line with the fluctuations in total net revenues from the respective periods. Cost of revenue as a percentage of total net revenues was 20% for the second quarter of 2026.

Product development expenses for the second quarter of 2026 increased by 8% to RMB3.8 billion (US$559 million) from the same period in 2025 and decreased by 7% from the previous quarter, primarily due to the fluctuations in product development personnel related expenses. Product development expenses as a percentage of total net revenues were 24% for the second quarter of 2026.

Sales and marketing expenses for the second quarter of 2026 increased by 15% to RMB3.8 billion (US$566 million) from the same period in 2025 and increased by 3% from the previous quarter, primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of total net revenues were 25% for the second quarter of 2026.

General and administrative expenses for the second quarter of 2026 increased by 477% to RMB6.3 billion (US$933 million) from the same period in 2025 and increased by 463% from the previous quarter, primarily due to the anti-monopoly penalty by the SAMR in the amount of RMB5.2 billion (US$763 million). Without the effect of the anti-monopoly penalty, general and administrative expenses for the second quarter of 2026 would have increased by 5% to RMB1.2 billion (US$170 million) from the same period in 2025 and would have increased by 2% from the previous quarter. General and administrative expenses as a percentage of total net revenues were 40% for the second quarter of 2026. Without the effect of the anti-monopoly penalty, general and administrative expenses as a percentage of total net revenues would have been 7% for the second quarter of 2026.

Income tax expense for the second quarter of 2026 was RMB799 million (US$118 million), compared to RMB998 million for the same period in 2025 and RMB893 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income and anti-monopoly penalty in general and administrative expenses, and changes in valuation allowance provided for deferred tax assets.

Net loss for the second quarter of 2026 was RMB2.4 billion (US$361 million), compared to net income of RMB4.9 billion for the same period in 2025 and net income of RMB2.5 billion for the previous quarter, primarily due to the anti-monopoly penalty by the SAMR in the amount of RMB5.2 billion (US$763 million). Without the effect of the anti-monopoly penalty, net income for the second quarter of 2026 would have been RMB2.7 billion (US$402 million). Adjusted EBITDA for the second quarter of 2026 was RMB4.6 billion (US$673 million), compared to RMB4.9 billion for the same period in 2025 and RMB4.8 billion for the previous quarter.

Net loss attributable to Trip.com Group’s shareholders for the second quarter of 2026 was RMB2.5 billion (US$363 million), compared to net income attributable to Trip.com Group’s shareholders of RMB4.8 billion for the same period in 2025 and RMB2.5 billion for the previous quarter, primarily due to the anti-monopoly penalty by the SAMR in the amount of RMB5.2 billion (US$763 million). Without the effect of the anti-monopoly penalty, net income attributable to Trip.com Group’s shareholders for the second quarter of 2026 would have been RMB2.7 billion (US$400 million). Excluding share-based compensation charges, the anti-monopoly penalty by the SAMR, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the second quarter of 2026 was RMB4.8 billion (US$706 million), compared to RMB5.0 billion for the same period in 2025 and RMB3.9 billion for the previous quarter.

Diluted loss per ordinary share and per ADS was RMB3.89 (US$0.57) for the second quarter of 2026. Excluding share-based compensation charges, the anti-monopoly penalty by the SAMR, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB7.27 (US$1.07) for the second quarter of 2026. Each ADS currently represents one ordinary share of the Company.

As of June 30, 2026, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB100.5 billion (US$14.8 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00 PM on September 15, 2026, U.S. Eastern Time (or 8:00 AM on September 16, 2026, Hong Kong Time) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register-conf.media-server.com/register/BI2674f539340943acacf4a39cf6d51444.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group, any investigation, enforcement or legal/administrative proceeding against Trip.com Group in connection with its business operation and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income, and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for many travelers in Asia, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2025 RMB (million)	June 30, 2026 RMB (million)	June 30, 2026 USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	46,451	56,016	8,256
Short-term investments	32,007	23,499	3,463
Accounts receivable, net	15,241	17,053	2,513
Prepayments and other current assets	27,351	25,945	3,824
Total current assets	121,050	122,513	18,056
Property, equipment and software	5,445	5,767	850
Intangible assets and land use rights	13,013	12,947	1,908
Right-of-use asset	881	854	126
Investments (Includes held to maturity time deposit and financial products of RMB27,302 million and RMB21,001 million as of December 31, 2025 and June 30, 2026, respectively)	61,375	51,361	7,570
Goodwill	62,268	62,196	9,167
Other long-term assets	600	517	76
Deferred tax asset	2,755	2,934	432
Total assets	267,387	259,089	38,185
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	19,335	25,767	3,798
Accounts payable	19,150	19,958	2,941
Advances from customers	18,185	20,861	3,075
Other current liabilities	21,499	25,750	3,794
Total current liabilities	78,169	92,336	13,608
Deferred tax liability	3,949	4,233	624
Long-term debt	11,430	630	93
Long-term lease liability	585	567	84
Other long-term liabilities	654	519	76
Total liabilities	94,787	98,285	14,485
MEZZANINE EQUITY	131	140	21
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	170,818	159,049	23,441
Non-controlling interests	1,651	1,615	238
Total shareholders’ equity	172,469	160,664	23,679
Total liabilities, mezzanine equity and shareholders’ equity	267,387	259,089	38,185

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2025 RMB (million)	March 31, 2026 RMB (million)	June 30, 2026 RMB (million)	June 30, 2026 USD (million)	June 30, 2025 RMB (million)	June 30, 2026 RMB (million)	June 30, 2026 USD (million)

Net Revenues:
Accommodation reservation	6,225	6,510	6,576	969	11,766	13,086	1,929
Transportation ticketing	5,397	6,050	5,350	788	10,815	11,400	1,680
Packaged-tour	1,079	1,130	1,161	171	2,026	2,291	338
Corporate travel	692	690	771	114	1,265	1,461	215
Others	1,450	1,828	1,805	266	2,801	3,633	535
Total net revenues	14,843	16,208	15,663	2,308	28,673	31,871	4,697
Cost of revenue	(2,818)	(3,330)	(3,160)	(466)	(5,523)	(6,490)	(956)
Product development *	(3,500)	(4,062)	(3,792)	(559)	(7,025)	(7,854)	(1,158)
Sales and marketing *	(3,326)	(3,747)	(3,841)	(566)	(6,325)	(7,588)	(1,118)
General and administrative *	(1,097)	(1,124)	(6,332)	(933)	(2,135)	(7,456)	(1,099)
Income/(loss) from operations	4,102	3,945	(1,462)	(216)	7,665	2,483	366
Interest income	609	563	562	83	1,249	1,125	166
Interest expense	(265)	(115)	(117)	(17)	(551)	(232)	(34)
Other income/(loss)	1,114	176	(1,199)	(177)	2,251	(1,023)	(151)
Income/(loss) before income tax expense and equity in income/(loss) of affiliates	5,560	4,569	(2,216)	(327)	10,614	2,353	347
Income tax expense	(998)	(893)	(799)	(118)	(1,636)	(1,692)	(249)
Equity in income/(loss) of affiliates	318	(1,151)	570	84	216	(581)	(86)
Net income/(loss)	4,880	2,525	(2,445)	(361)	9,194	80	12
Net income attributable to non-controlling interests and mezzanine classified non-controlling interests	(28)	(19)	(2)	(0)	(65)	(21)	(3)
Accretion to redemption value of redeemable non-controlling interests	(6)	(7)	(11)	(2)	(6)	(18)	(3)
Net income/(loss) attributable to Trip.com Group Limited	4,846	2,499	(2,458)	(363)	9,123	41	6
Earnings/(losses) per ordinary share
- Basic	7.34	3.85	(3.89)	(0.57)	13.82	0.06	0.01
- Diluted	6.97	3.67	(3.89)	(0.57)	13.05	0.06	0.01
Earnings/(losses) per ADS
- Basic	7.34	3.85	(3.89)	(0.57)	13.82	0.06	0.01
- Diluted	6.97	3.67	(3.89)	(0.57)	13.05	0.06	0.01
Weighted average ordinary shares outstanding
- Basic	659,916,799	648,991,284	632,330,255	632,330,255	660,060,247	640,617,168	640,617,168
- Diluted	695,705,348	681,679,206	632,330,255	632,330,255	698,925,198	640,617,168	640,617,168

* Share-based compensation included in expenses above is as follows:
Product development	258	363	337	50	478	700	103
Sales and marketing	53	66	68	10	94	134	20
General and administrative	255	262	242	36	474	504	74

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2025 RMB (million)	March 31, 2026 RMB (million)	June 30, 2026 RMB (million)	June 30, 2026 USD (million)	June 30, 2025 RMB (million)	June 30, 2026 RMB (million)	June 30, 2026 USD (million)
Net income/(loss)	4,880	2,525	(2,445)	(361)	9,194	80	12
Less: Interest income	(609)	(563)	(562)	(83)	(1,249)	(1,125)	(166)
Add: Interest expense	265	115	117	17	551	232	34
Less: Other (income)/loss	(1,114)	(176)	1,199	177	(2,251)	1,023	151
Add: Income tax expense	998	893	799	118	1,636	1,692	249
Less: Equity in (income)/loss of affiliates	(318)	1,151	(570)	(84)	(216)	581	86
Income/(loss) from operations	4,102	3,945	(1,462)	(216)	7,665	2,483	366
Add: Share-based compensation	566	691	647	96	1,046	1,338	197
Add: Depreciation and amortization	212	194	200	30	416	394	58
Add: Anti-monopoly penalty by the State Administration for Market Regulation of the People’s Republic of China	—	—	5,180	763	—	5,180	763
Adjusted EBITDA	4,880	4,830	4,565	673	9,127	9,395	1,384
Adjusted EBITDA margin	33%	30%	29%	29%	32%	29%	29%
Net income/(loss) attributable to Trip.com Group Limited	4,846	2,499	(2,458)	(363)	9,123	41	6
Add: Share-based compensation	566	691	647	96	1,046	1,338	197
Add: Anti-monopoly penalty by the State Administration for Market Regulation of the People’s Republic of China	—	—	5,180	763	—	5,180	763
Less: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(447)	876	1,454	214	(973)	2,330	343
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	46	(161)	(25)	(4)	3	(186)	(27)
Non-GAAP net income attributable to Trip.com Group Limited	5,011	3,905	4,798	706	9,199	8,703	1,282
Weighted average ordinary shares outstanding-Diluted-non GAAP	695,705,348	681,679,206	659,356,092	659,356,092	698,925,198	670,474,048	670,474,048
Non-GAAP Diluted income per share	7.20	5.73	7.27	1.07	13.16	12.98	1.91
Non-GAAP Diluted income per ADS	7.20	5.73	7.27	1.07	13.16	12.98	1.91

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.7851 on June 30, 2026 published by the Federal Reserve Board.